SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Exploration agreement for the Portuguese Sea

(Rio de Janeiro, May 18, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it signed an agreement in Lisbon today, with Portuguese corporations Galp Energia and Partex, for oil exploration and production in four blocks in the Lusitaniana Basin, off the coast of Portugal, to the north of Lisbon. With a 50% stake, Petrobras will be the project’s operator. Galp Energia and Partex, meanwhile, will hold 30% and 20% interests, respectively. This will be the first exploration and production activity ever to be undertaken off the Portuguese coast. The agreement is the outcome of a memorandum of understanding (MOU) signed in August 2006.

Petrobras’ participation in this agreement is significant not only because it is the company’s debut in a new exploratory frontier, but also because of expected positive results to be achieved in Portugal.

The Camarão, Amêijoa, Mexilhão, and Ostra blocks are located at water depths ranging from 200 to 3,000 meters and cover a total area of 12,000 square kilometers. The consortium that the three companies have formed is expected to concentrate on deepwater hydrocarbon prospecting.

The agreement foresees an 8-year exploration period, which will involve seismic acquisitions and exploratory well drilling. Initial investments are expected to range from $20 to $30 million, a figure which, depending on the studies’ technical assessments, may be even higher.

Negotiations between Petrobras, Galp, and Partex were expeditious due to the great interest the three companies have in the project. The first agreements were signed with the Portuguese government in March 2006. Galp and Partex already work in partnership with Petrobras in E&P agreements in Brazil.

The agreement fits clearly into Petrobras’ strategy of diversifying its international exploration portfolio in deepwaters where it possesses recognized tecnology.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.